Exhibit 21.1

As of September 30, 2006, the Company owns 100% of Great Genesis Holdings Limited, which in turn owns the following aggregate net interests in seven Sino-foreign Joint-ventures organized in the PRC through Ji Long Enterprise Investment Limited:

Name of Entity	Percentage Interest
Shashi Jiulong Power Steering Co. Limited	81.0%
Jingzhou Henglong Automotive Parts Co. Limited	44.5%
Shenyang Jinbei Henglong Automotive Steering System Co. Limited	70.0%
Zhejiang Henglong & Vie Pump-Manu Co. Limited	51.0%
Universal Sensor Application, Inc.	60.0%
Wuhan Jielong Electric Power Steering Co., Ltd.	85.0%
Wuhu HengLong Auto Steering System Co., Ltd.	77.33%